INDOSAT BONDS VII YEAR 2009 AND SUKUK IV YEAR 2009

HAVE BEEN LISTED ON INDONESIA STOCK EXCHANGE

Jakarta, 10 December 2009. PT Indosat Tbk (“Indosat” or “Company”) announced today that Indosat Bonds VII year 2009 and Sukuk Ijarah Indosat IV year 2009 have been listed on Indonesia Stock Exchange (IDX) effective December 9, 2009.

Conventional Bond

Name	Indosat Bond VII Year 2009
	A Series	B Series
Amount	Rp700,000,000,000 (seven hundred billion rupiah)	Rp600,000,000,000 (six hundred billion rupiah)
Tenor	5 (five) years	7 (seven) years
Coupon rate	Fixed, 11.25% per annum	Fixed, 11.75% per annum
Issued Date	8 December 2009	8 December 2009
Maturity Date	8 December 2014	8 December 2016
Rating	AA+/Negative (Double A plus; Negative Outlook) from Pefindo
Interest Payment Period	Quarterly (every 3 months)
Trustee	Bank Rakyat Indonesia

Shariah Bond

Name	Sukuk Ijarah Indosat IV Year 2009
	A Series	B Series
Amount	Rp28,000,000,000 (twenty eight billion rupiah)	Rp172,000,000,000 (one hundred and seventy two billion rupiah)
Tenor	5 (five) years	7 (seven) years
Ijarah Fee Installment	Fixed, Rp3,150,000,000 (three billion one hundred and fifty million rupiah) per annum	Fixed, Rp20,210,000,000 (twenty billion two hundred and ten million rupiah) per annum
Issued Date	8 December 2009	8 December 2009
Maturity Date	8 December 2014	8 December 2016
Rating	AAsy+/Negative (Double A plus Syariah; Negative Outlook) from Pefindo
Ijarah Fee Installment Payment Period	Quarterly (every 3 months)
Trustee	Bank Rakyat Indonesia

About Indosat

PT Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides nationwide cellular prepaid and postpaid services. It also provides a fixed telecommunication or fixed voice offering including IDD, fixed wireless and fixed phone services. In addition, and together with its subsidiary companies Indosat Mega Media (IM2) and Lintas Arta, Indosat provides fixed data or Multimedia, Internet & Data Communication services such as IPVPN, leased line and internet services. Indosat was a pioneer in introducing wireless broadband services using 3.5 G with HSDPA technology to Indonesia. The Company successfully attained a dual listing for its shares in 1994 and today the Company’s Ordinary Shares are listed on the Indonesia Stock Exchange (IDX: ISAT) with American Depository Shares also listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Phone : 62-21-3869614

Fax      : 62-21-30003754

Investor Relations

Phone : 62-21-3869615

Fax      : 62-21-30003757

E-mail : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.